Exhibit 99.1

MILLAR WESTERN FOREST PRODUCTS LTD.

INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2009

(unaudited)

MILLAR WESTERN FOREST PRODUCTS LTD.

BALANCE SHEET

	September 30,	December 31,
	2009	2008
	(unaudited)	(audited)

	(in thousands of Canadian dollars)

ASSETS
Current assets
Cash and cash equivalents	$57,701	$46,411
Accounts and other receivables	38,693	56,876
Inventories (note 3)	47,215	66,291
Prepaid expenses	6,688	10,959
Income taxes recoverable	21	21
Future income taxes	1,553	1,247
	151,871	181,805
Property, plant and equipment	119,336	131,860
Intangibles and other assets	65,758	68,811
	$336,965	$382,476

LIABILITIES AND SHAREHOLDER'S EQUITY

Current liabilities
Accounts payable and accrued liabilities	$37,489	$40,013
Current portion of long-term debt	766	702
	38,255	40,715

Long-term debt	219,071	247,669
Other obligations	4,427	5,324
Future income taxes	5,051	11,521
	266,805	305,229

Shareholder's equity
Share capital	-	-
Retained earnings	70,160	77,247
	$336,965	$382,476

MILLAR WESTERN FOREST PRODUCTS LTD.

STATEMENTS OF OPERATIONS & COMPREHENSIVE EARNINGS (LOSS)

(unaudited)

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2009	2008	2009	2008

	(in thousands of Canadian dollars)

Revenue	$77,713	$89,250	$190,325	$260,863

Cost of products sold	51,152	57,553	147,964	175,428
Freight and other distribution costs	16,184	18,600	42,192	54,866
Depreciation and amortization	5,097	5,313	15,975	16,531
General and administration	3,065	3,268	9,035	9,590
Operating earnings (loss)	2,215	4,516	(24,841)	4,448
Financing expenses - net	(4,467)	(4,373)	(13,791)	(12,500)
Unrealized exchange gain (loss) on long-term debt	17,537	(8,455)	27,987	(13,851)
Other (expense) (note 4)	(1,685)	(4,542)	(3,219)	(2,888)
Earnings (loss) before income taxes	13,600	(12,854)	(13,864)	(24,791)
Income tax (expense) recovery	(1,201)	2,310	6,777	5,284
Net earnings (loss) & comprehensive earnings (loss)	$12,399	$(10,544)	$(7,087)	$(19,507)

STATEMENTS OF RETAINED EARNINGS

(unaudited)

	Nine Months Ended
	September 30
	2009	2008

	(in thousands of Canadian dollars)

Retained earnings - beginning of period	$77,247	$105,578
Adoption of new accounting standards	-	(5,356)
Retained earnings - beginning of period as restated	77,247	100,222
Net loss	(7,087)	(19,507)
Retained earnings - end of period	$70,160	$80,715

MILLAR WESTERN FOREST PRODUCTS LTD.

STATEMENTS OF CASH FLOWS

(unaudited)

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2009	2008	2009	2008

	(in thousands of Canadian dollars)

Cash provided from (used in) operating activities
Net earnings (loss)	$12,399	$(10,544)	$(7,087)	$(19,507)
Items not affecting cash:
Depreciation and amortization	5,098	5,313	15,975	16,531
Future income tax recovery (expense)	1,201	(2,310)	(6,777)	(5,174)
Unrealized foreign-exchange (gain) loss on long-term debt	(17,537)	8,455	(27,987)	13,851
Unrealized loss (gain) on derivative contracts	251	1,178	(299)	293
Reforestation expense	1,860	1,669	4,429	5,516
Loss on disposal of fixed assets (note 4)	136	5,821	887	5,813
Inventory valuation	(1,996)	1,607	2,110	(1,038)
Other	224	101	484	284
	1,636	11,290	(18,265)	16,569
Reforestation expenditures	(2,971)	(2,668)	(4,688)	(4,581)
	(1,335)	8,622	(22,953)	11,988

Changes in non-cash components of working capital
Accounts receivable	(5,136)	7,982	(7,746)	2,406
Inventories	14,526	2,099	17,487	1,328
Prepaid expenses	3,104	1,649	3,024	5,549
Accounts payable and accrued liabilities	9,226	8,661	(2,223)	(342)
Income taxes	-	55	-	5,303
	21,720	20,446	10,542	14,244
	20,385	29,068	(12,411)	26,232

Investing activities
Additions to property, plant and equipment	(198)	(503)	(829)	(1,890)
Insurance proceeds for Fox Creek mill (note 6)	-	-	25,929	-
Proceeds on disposal of property, plant and equipment	33	-	97	12
(Increase) decrease in other assets (note 7)	-	25	(948)	392
	(165)	(478)	24,249	(1,486)

Financing activities
Long-term debt repayments	(151)	(135)	(548)	(491)
	(151)	(135)	(548)	(491)

Increase in cash	20,069	28,455	11,290	24,255
Cash and cash equivalents - beginning of period	37,632	19,801	46,411	24,001

Cash and cash equivalents - end of period	$57,701	$48,256	$57,701	$48,256

Supplemental cash flow information

Interest paid	$400	$416	$10,069	$8,771

MILLAR WESTERN FOREST PRODUCTS LTD.

SEGMENTED INFORMATION

(unaudited)

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2009	2008	2009	2008

	(in thousands of Canadian dollars)

Product segment

Lumber
Revenue	$26,556	$40,629	$66,477	$102,149
Cost of products sold	22,556	33,183	69,227	89,806
Freight and other distribution costs	3,641	6,102	8,870	14,778
Depreciation and amortization	2,242	2,331	7,151	7,590
Operating earnings (loss)	$(1,883)	$(987)	$(18,771)	$(10,025)

Pulp
Revenue	$51,090	$48,553	$123,649	$158,499
Cost of products sold	28,595	24,371	78,712	85,605
Freight and other distribution costs	12,543	12,498	33,322	40,088
Depreciation and amortization	2,471	2,576	7,671	7,724
Operating earnings	$7,481	$9,108	$3,944	$25,082

Corporate and other
Revenue	$67	$68	$199	$215
Cost of products sold	1	(1)	25	17
General and administration	3,065	3,268	9,035	9,590
Depreciation and amortization	384	406	1,153	1,217
Operating earnings (loss)	$(3,383)	$(3,605)	$(10,014)	$(10,609)

Total
Revenue	$77,713	$89,250	$190,325	$260,863
Cost of products sold and administration	54,217	60,821	156,999	185,018
Freight and other distribution costs	16,184	18,600	42,192	54,866
Depreciation and amortization	5,097	5,313	15,975	16,531
Operating earnings (loss)	$2,215	$4,516	$(24,841)	$4,448

Shipments by business segment

Lumber (millions of board feet)	96	133	273	370

Pulp (thousands of tonnes)	92	66	226	227

			September 30,	December 31,
			2009	2008
Identifiable assets
Lumber			$122,683	$143,513
Pulp			148,332	161,174
Corporate and other			65,950	77,789
			$336,965	$382,476

MILLAR WESTERN FOREST PRODUCTS LTD.

NOTES TO INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2009

(unaudited)

1.	BASIS OF PRESENTATION

The accompanying unaudited interim financial statements have been prepared by the Company following the same accounting policies and methods as those disclosed in the audited financial statements for the year ended December 31, 2008, except as disclosed in note 2. Certain information and note disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in Canada have been omitted. In the opinion of management, all adjustments that are of a normal and recurring nature, and necessary for a fair presentation of the balance sheet, results of operations, and cash flows of these interim periods, have been included.

2.	ADOPTION OF NEW ACCOUNTING STANDARDS

Effective January 1, 2009, the Company adopted the following accounting standard issued by the Canadian Institute of Chartered Accountants ("CICA").

	a)	Section 3064, Goodwill and Intangible Assets

This standard introduces changes to the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The recognition changes include the following criteria

		i)	An intangible asset should be recognized if, and only if, the cost of the asset can be measured reliably

		ii)	No intangible asset arising from research should be recognized. Expenditure on research should be recognized as an expense when it is incurred.

iii)

An intangible asset arising from the development of an internal project should be recognized if, and only if, an entity can demonstrate its ability to measure reliably the expenditure attributable to the intangible asset during its development

The measurement changes include the following criteria:

		i)	An intangible asset should be measured initially at cost

ii)

Expenditure on an intangible item should be recognized as an expense when it is incurred, unless it forms part of the cost of an intangible asset that meets the recognition criteria. Pre-production and/or start-up costs are recognized as an expense

On the date of adoption, January 1, 2009, the Company's recognition and measurement of intangible assets did not result in any material changes. However, the Company reclassified $1.7 million of assets, primarily relating to capitalized software costs, from property, plant and equipment to intangible and other assets. Comparative amounts have been restated to conform with this presentation.

MILLAR WESTERN FOREST PRODUCTS LTD.

NOTES TO INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2009

(unaudited)

3.	INVENTORIES

	September 30,	December 31,
	2009	2008

Logs	$11,962	$17,675
Pulp	11,813	22,500
Lumber	10,318	12,226
Operating and maintenance supplies	13,122	13,890
	$47,215	$66,291

Total log and finished-product inventory, which reflects net realizable value at September 30, 2009, includes valuation provisions as follows:

Market valuation adjustments	September 30,	December 31,
	2009	2008

Logs	$(4,758)	$(1,295)
Pulp	-	-
Lumber	(1,849)	(3,202)
	$(6,607)	$(4,497)

4.	OTHER (EXPENSE) INCOME

	Three months ended		Nine months ended
	September 30,		September 30,
	2009	2008	2009	2008

Loss on disposal of property, plant and equipment	$(136)	$(5,821)	$(887)	$(5,797)
Other exchange (loss) gain	(1,549)	1,279	(2,127)	2,909
Insurance settlement	-	-	(205)	-
	$(1,685)	$(4,542)	$(3,219)	$(2,888)

5.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK FACTORS

Financial Risk Factors

The Company is exposed to a number of different financial risks arising from the normal course of business, as well as the Company’s use of financial instruments held for trading. These risk factors include market risks relating to commodity pricing. From time to time, the Company enters into forward contracts for both lumber and pulp to reduce commodity-price risk. The Company does not enter into such agreements for speculative trading purposes. These contracts are generally settled financially, but some may, at the Company’s discretion, be settled by physical delivery of the finished product. Realized gains or losses on the contracts are included in revenue at the time of settlement or delivery. Contracts outstanding at the end of the period are recorded at their fair value, and any unrealized gains or losses are included in other (expenses) income. The following are the outstanding forward contracts as at September 30, 2009, and the price sensitivity to a change in the forward market.

MILLAR WESTERN FOREST PRODUCTS LTD.

NOTES TO INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2009

(unaudited)

5.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK FACTORS - continued

	a)	Market Risk - continued

	Value of	Value of
	Outstanding	Unrealized	Change in	Sensitivity to
	Contracts	Gain/(Loss)	Contract Pricing	Price Change
	(U.S. millions)			(Canadian millions)

Lumber Futures Contracts	$12.8	$2.2	US$10/MFBM	$0.7
	$12.8	$2.2

All the outstanding contracts mature by March 2010.

6.	INSURANCE PROCEEDS FOR FIRE AT FOX CREEK MILL

On August 29, 2008, the Company's Fox Creek wood products operation suffered a fire that extensively damaged the sawmill, rendering it permanently inoperable. The facility was insured at replacement cost. On February 17, 2009, the Company and the insurer agreed to a replacement cost value of up to $38.5 million, assuming the sawmill is rebuilt, and an actual cash value of the loss of $30.9 million, assuming the sawmill is not rebuilt. At December 31, 2008, the Company had received an advance of $5.0 million related to the claim; on March 20, 2009, the Company received the outstanding $25.9 million. The $30.9 million was recorded in other income in 2008 to offset the sawmill's net book value of $5.8 million, which was written off in September 2008. The Company has not yet made a final decision on rebuilding the facility, but any additional amounts received under the claim will be recorded as income in the period this uncertainty is resolved. In the meantime, the net insurance proceeds, after deducting income taxes and other expenses, will be used by the Company to purchase replacement assets, including current assets, and for capital expenditures.

The Company's insurance policy also included up to $1.4 million for business-interruption coverage, the payout of which was dependent on whether the estimated financial performance of the facility, had it operated for the 12-month coverage period ending in August 2009, would have been better than the actual financial performance for the period. The company has concluded that the difference between the actual and estimated financial performances did not warrant a claim under this portion of the insurance coverage, and has advised the provider accordingly.

7.	NOTE RECEIVABLE

In June 2009, loans were issued for $2.4 million to select officers of the Company. They are repayable, interest-bearing demand loans.

8.	PRODUCTION AND WORKFORCE REDUCTIONS

In response to current market conditions, management curtailed production at its facilities, effective February 2009, reducing output by approximately one third in both product segments. The production curtailments led to the temporary layoff of 50 employees and the termination of 88 employees, which resulted in a one-time severance cost of $1.3 million, paid in March 2009. These curtailments were expected to be temporary, with the Company intending to restore production as market conditions warranted. Since April 2009, the pulp mill has been operating at full capacity, and, in May 2009, the Whitecourt sawmill increased shifting and raised production to approximately 70% of segment capacity, due to market condition changes.